[redacted]

09056969

104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-26089 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jonestrading Institutional Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Road, Suite #208
(No. and Street)

Westlake Village, CA 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Hill, CFO (818)575-1027
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Alan Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC and subsidiaries, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

DOREEN TRACHY
COMM. # 1577102
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
COMM. EXP. MAY 8, 2009

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2008

## Contents

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Tel: +1 213 977 3200
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
JonesTrading Institutional Services LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of income, owners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC and subsidiaries at December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2009

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2008

| | |
|---|---|
| **Assets** | |
| Cash | $ 3,306,917 |
| Cash equivalents | 43,052,318 |
| | 46,359,235 |
| | |
| Commission and other receivables | 3,220,730 |
| Prepaid expenses | 810,014 |
| Leasehold improvements and equipment, net | 6,123,093 |
| Other assets | 2,007,562 |
| Total assets | $ 58,520,634 |
| | |
| **Liabilities and owners' equity** | |
| Trade accounts payable | $ 3,556,276 |
| Accrued compensation payable | 6,575,073 |
| Accrued owners' distributions | 2,926,457 |
| Accrued income taxes | 185,481 |
| | 13,243,287 |
| Owners' equity: | |
| Common stock, units authorized 30,000,000 without par value, 26,676,667 units issued and outstanding | 47,740,053 |
| Retained earnings | 4,431,762 |
| Accumulated other comprehensive loss | (133,166) |
| Owners' equity | 52,038,649 |
| Less: notes receivable due from owners | (6,761,302) |
| Total owners' equity | 45,277,347 |
| Total liabilities and owners' equity | $ 58,520,634 |

*See accompanying notes.*

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2008

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 156,600,222 |
| Riskless transactions | 4,863,852 |
| Interest | 1,296,790 |
| Total revenues | 162,760,864 |
| | |
| **Expenses** | |
| Employee compensation and benefits | 82,774,325 |
| Floor brokerage, exchange, and clearance fees | 9,533,083 |
| Communications and data processing | 8,553,792 |
| Occupancy | 1,714,632 |
| Other expenses | 18,291,810 |
| Total expenses | 120,867,642 |
| | |
| Income before provision for state income taxes | 41,893,222 |
| Provision for state income taxes | 480,085 |
| Net income | 41,413,137 |
| | |
| Less owners' distributions | 40,938,856 |
| Income after owners' distributions | $ 474,281 |

*See accompanying notes.*

JonesTrading Institutional Services LLC and Subsidiaries

# Consolidated Statement of Owners' Equity

Year Ended December 31, 2008

| | Number of Units | Amount | Retained Earnings | Accumulated Other Comprehensive Loss | Notes Receivable | Total Owners' Equity |
|---|---|---|---|---|---|---|
| Balance, December 31, 2007 | 26,259,167 | $47,740,053 | $ 3,957,481 | $ (7,768) | $ (6,453,340) | $45,236,426 |
| Net income | – | – | 41,413,137 | – | – | 41,413,137 |
| Foreign currency translation | – | – | – | (125,398) | – | (125,398) |
| Total comprehensive income | | | | | | 41,287,739 |
| Unit sales, net | – | – | – | – | – | – |
| Unit repurchases | – | – | – | – | – | – |
| Unit grants | 417,500 | – | – | – | – | – |
| Owners' distributions | – | – | (40,938,856) | – | – | (40,938,856) |
| Note issuances/repayments, net | – | – | – | – | (307,962) | (307,962) |
| Balance, December 31, 2008 | 26,676,667 | $47,740,053 | $ 4,431,762 | $ (133,166) | $ (6,761,302) | $45,277,347 |

*See accompanying notes.*

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2008

| | |
|---|---|
| **Operating activities** | |
| Net income | $ 41,413,137 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,582,437 |
| Loss on disposal of leasehold improvements and equipment | 53,406 |
| Changes in assets and liabilities: | |
| Commissions and other receivable | 464,976 |
| Prepaid expenses | (101,923) |
| Trade accounts payable | 654,833 |
| Accrued compensation payable | 1,404,145 |
| Accrued income taxes | 15,075 |
| Other | (102,533) |
| Net cash provided by operating activities | 45,383,553 |
| | |
| **Investing activities** | |
| Premiums paid on life insurance | (1,995,562) |
| Additions to leasehold improvements and equipment | (1,702,090) |
| Net cash used in investing activities | (3,697,652) |
| | |
| **Financing activities** | |
| Distributions to owners | (42,477,864) |
| Note issuances, net | (780,880) |
| Net cash used in financing activities | (43,258,744) |
| | |
| Effect of exchange rate on cash and cash equivalents | (125,398) |
| Net decrease in cash and cash equivalents during the year | (1,698,241) |
| Cash and cash equivalents, beginning of year | 48,057,476 |
| Cash and cash equivalents, end of year | $ 46,359,235 |
| | |
| Supplemental disclosure: | |
| State income taxes paid | $ 464,153 |

*See accompanying notes.*

## 1. Organization

### Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, and Texas. JonesTrading International Limited (JTL), the Company's wholly owned subsidiary, is located in London, England, and provides services throughout Europe. In September 2007, the Company also incorporated JonesTrading Canada, Inc. (JTC), which is located in British Columbia, Canada. JTC did not have any operations in 2008.

From January 1, 1987 until January 1, 2004, the Company operated in an S-Corporation, Jones & Associates, Inc. (J&A). On January 1, 2004, J&A transferred all of its assets, liabilities and operations to the Company, its wholly owned limited liability company, in exchange for 23,872,000 units or 100% of the outstanding units of the Company. At December 31, 2008, the Company's equity consists of units of JonesTrading Institutional Services LLC of which there are 30,000,000 LLC units authorized and 26,676,667 outstanding. Approximately 82% of these units are owned by J&A. The remaining units are owned by employees and institutional investors.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

## 2. Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements include the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated for financial statement presentation.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

## 2. Summary of Significant Accounting Policies (continued)

### Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

### Concentration of Credit Risk

The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, the Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. The Company accounts for the cost of independent research arrangements on an accrual basis. Commission revenue is recorded when earned on a trade date basis. Accrued soft dollar research payable is classified as trade accounts payable in its consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

### Accounts Receivable

Accounts receivable consist primarily of amounts due to the Company in relation to the previous week's transactions. The Company receives cash from its clearing agent, Pershing, LLC, on at least a weekly basis in relation to business from the previous week. The December 31, 2008, balance represents total outstanding accounts receivable due to the Company less any clearing costs. Based on the short-term nature of the transactions, the Company does not provide an allowance for doubtful accounts for receivable balances.

## 2. Summary of Significant Accounting Policies (continued)

### Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed by the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). Construction in progress consists of leasehold improvement projects in process as of December 31, 2008, and is not subject to expense. The Company also capitalizes qualified expenses related to software and project development as prescribed by Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (SOP No. 98-1). In the current year, the impact of SOP No. 98-1 on the financial statements equaled $362,136 and such assets are included in the data processing equipment class.

Total depreciation expense in 2008 was $1,582,097.

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. In 2008, the Company disposed of assets, mainly leasehold improvements, with the loss on such assets totaling $53,406. Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

A summary of the Company's property and equipment as of December 31, 2008 is as follows:

| | |
|---|---|
| Furniture and fixtures | $ 3,417,577 |
| Data processing equipment | 4,834,924 |
| Leasehold improvements | 3,661,143 |
| Construction in progress | 20,621 |
| | 11,934,265 |
| Less: accumulated depreciation | (5,811,172) |
| Leasehold improvements and equipment, net | $ 6,123,093 |

### Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. The Company files state returns in the following states: California, Illinois, Colorado, Connecticut, Florida,

## 2. Summary of Significant Accounting Policies (continued)

Georgia, Massachusetts, New Hampshire, New York, and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee. These amounts have been provided for in the provision for state income taxes in the accompanying consolidated financial statements. Total provision for state income taxes for the year ended December 31, 2008 was $480,085.

### Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107), requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying statement of financial condition approximate their fair value due to their short-term nature.

### New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Among other things, FIN 48 creates a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which all income tax positions must achieve to meet before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. FIN 48's original effective date was deferred on October 15, 2008, and is currently effective for the Company on January 1, 2009. Any differences between the amounts recognized in the statement of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are generally accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is evaluating FIN 48 to determine the appropriate model for analyzing tax positions considered uncertain. However, the Company is currently unaware of any uncertain income tax position that would have a material impact on its financial position or results of operations.

**2. Summary of Significant Accounting Policies (continued)**

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) significantly changes the accounting for business combinations and requires the acquiring entity in the transaction to recognize the acquired assets and assumed liabilities at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) was adopted by the Company January 1, 2009 and its adoption will have an impact on the consolidated financial statements for any future business combinations. Early adoption was prohibited.

**3. Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by the Rule. This requires the Company to maintain a net capital equal to the greater of $100,000 or 6.67% of the aggregate indebtedness. At December 31, 2008, the Company's net capital was $36,593,145, which was $35,710,260 in excess of this requirement.

**4. Fully Disclosed Clearing Agreement**

During 2008, the Company cleared all customer transactions through its fully disclosed agreement with Pershing, LLC, a New York Stock Exchange member firm, and therefore, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2008, the receivable for commissions for settled transactions was $2,383,821.

**5. Notes Receivable Due From Owners**

At December 31, 2008, notes receivable amounted to $7,234,220, of which $6,761,303 represents loans from the Company to employees to purchase stock in J&A. Loans from the Company to employees to purchase stock in J&A are reported as a reduction of owners' equity. The notes are full recourse promissory notes bearing interest at approximately 4.5% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

Loans to employees not used to purchase stock in J&A of $472,917 are reflected in commissions and other receivables in the accompanying consolidated statement of financial condition as of December 31, 2008.

Interest income earned on these notes for the year ended December 31, 2008 was $218,694.

## 6. Retirement and Deferred Compensation Plans

### Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit sharing contributions to the accounts of employees. For the year ended December 31, 2008, the Company contributed 4.0% of salaries for certain non-highly compensated employees to the plan and up to $27,600 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis. The total contributions to both plans for the year ended December 31, 2008 was $1,746,919.

### Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pre-tax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement or "in service" either in a lump sum or in quarterly installments over five, ten or fifteen years. The Company contributions into this plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three to four year period. The deferred compensation liability for the year ended December 31, 2008 was $2,148,937.

Employer contributions were $1,250,000 for the year ended December 31, 2008.

### Company Owned Life Insurance Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $1,995,562 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2008. There were no outstanding policy loans as of December 31, 2008. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation agreements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements.

## 7. Leases

The Company leases office space and equipment under noncancelable operating lease agreements which expire on various dates through 2012. At December 31, 2008, the future minimum obligations under these agreements were as follows:

| Year Ended December 31 | Amount |
|---|---|
| 2009 | $ 1,594,407 |
| 2010 | 1,050,071 |
| 2011 | 543,663 |
| 2012 | 255,872 |
| Total | $ 3,444,013 |

Certain leases contain renewal options and escalation clauses, the latter of which is factored into future minimum lease commitments. Rent expense for the year ended December 31, 2008 was $1,716,938.

## 8. Advertising

For the year ended December 31, 2008, advertising costs was $778,609. The Company expenses advertising costs as incurred. Expense in the current year included mainly trade magazine advertising and promotional items that are not considered direct response with potential future economic benefit and, therefore, do not require capitalization.

## 9. Owners' Equity

On March 31, 2007, the Company received a $50 million investment from Freidman, Fleischer and Lowe (FFL). The Company used $15 million of the proceeds of this investment to repurchase and retire previously outstanding units of which $14.1 million of the units were repurchased from J&A and the remainder from employees of the Company. Under the terms of the FFL investment, the Company may be required to repurchase the units issued to FFL if certain events occur and FFL elects to put the units back to the Company. The Company would not be required to repurchase the units if the repurchase would cause the Company to fail to comply with any regulatory capital requirement (see Note 3).

On March 31, 2007, the Company amended its Operating Agreement to authorize 1,500,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company above the value of the Company on the date of grant. PPUs have no value on the

**9. Owners' Equity (continued)**

date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. In 2008, the Company had net issuances of 417,500 PPUs. The compensation expense recorded for the year ended December 31, 2008, related to the PPUs was $1,273,292. Compensation cost is measured as the distributions paid to employees with PPUs. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2008, was $20,632. The carrying value of the PPUs approximates the fair value.

**10. Off-Balance-Sheet Risk and Concentrations of Credit Risk**

In the normal course of business the Company enters into various equity transactions as agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2008, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2008.

# Supplemental Information

JonesTrading Institutional Services LLC and Subsidiaries

## Schedule I – Computation of Net Capital Under Rule 15c3-1

As of December 31, 2008

| | |
|---|---|
| Total shareholders' equity | $ 45,277,347 |
| Less: nonallowable assets | (7,783,244) |
| Net capital before haircuts | 37,494,103 |
| Less: haircuts | (900,958) |
| Net capital | $ 36,593,145 |

## Schedule of Computation of Basic Net Capital Requirement

As of December 31, 2008

| | |
|---|---|
| Minimum net capital required – based on aggregate indebtedness | $ 882,886 |
| Minimum dollar net capital requirement | $ 100,000 |
| Excess net capital at 1,500 percent | $ 35,710,260 |
| Excess net capital at 1,000 percent | $ 35,268,817 |
| Ratio: aggregate indebtedness to net capital | 0.36 |

## Reconciliation with Company's Computation

(included in Part II of Form X-17A-5 as of December 31, 2008)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by JonesTrading Institutional Services LLC for the year ended December 31, 2008.

JonesTrading Institutional Services LLC and Subsidiaries

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 under Rule 15c3-3(k)(2)(ii). The Company, as a broker-dealer, cleared all transactions with and for customers on a fully disclosed basis with another broker-dealer. Customer funds and securities are transferred directly to the clearing broker-dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto.

JonesTrading Institutional Services LLC and Subsidiaries

Schedule III – Information Relating to Possession or Control Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 as it relates to possession and control requirements under the (k)(2) (ii) exemptive provisions.

# Supplementary Report

Ernst & Young
Ernst & Young LLP
725. South Figueroa Street
Los Angeles, California 90017-5418
Tel: +1 213 977 3200
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
JonesTrading Institutional Services LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of JonesTrading Institutional Services LLC and subsidiaries (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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# Consolidated Financial Statements and Supplemental Information

JonesTrading Institutional Services LLC and Subsidiaries
Year Ended December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm